August 7, 2026

William Wang
Chief Executive Officer
SL Science Holding Limited
11th Floor,
No. 479 Chongyang Road,
Nangang District, Taipei, Taiwan R.O.C. 115010

        Re: SL Science Holding Limited
            Registration Statement on Form F-1
            Filed July 31, 2026
            File No. 333-297881
Dear William Wang:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Tyler Howes at 202-551-3370 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Arila Zhou, Esq.